May 28, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:       Solar Integrated Roofing Corp.

            Amendment 2 to Offering Statement on Form 1-A

            Filed April 17, 2019

            File No. 24-10933

Dear Sir or Madam:

Please see our responses below to the Commission’s written comments dated May 2, 2019 and the verbal comments provided to our counsel on May 23, 2019 via telephone.

Part I. Item 1. Issuer Information, page 1

Comment 1. We note that there are a number of inconsistencies in Part I and Part II. For example, (i) in Part I you state that there are 70,916 common equity units outstanding and in Part II you disclose that there are 70,951,016 shares of common stock outstanding; (ii) in Part I you did not check the appropriate boxes to indicate that you intend to offer the securities on a delayed or continuous basis and that this is a best efforts offering. Please reconcile the disclosure in Part I with the disclosure in Part II.

Response 1:  Part I has been changed to be consistent with Part II per the Commission’s request.  Part I now has the correct number of common equity units outstanding, and the boxes have been checked for “best efforts offering” and “delayed or continuous basis.”

Financial Statements, page 38

Comment 2. We note your response to comment 4. The Consolidated Statements of Solar Integrated Roofing Corp. Stockholders' Equity/Deficit for the years ended February 28, 2018 and February 28, 2017 provided on page 42 continue to be illegible. For example, there are no column headings and the balances as of February 28, 2015 are presented after the balances as of February 28, 2017. Please revise to provide in a similar format to the Consolidated Statement of Stockholders' Equity/(Deficit) provided on page 52 for the nine months ended November 30, 2018.

Response 2.  We have made the changes to Stockholder’s Equity/Deficit in order to make it legible per the Commission’s request.

Index to Exhibits Exhibit 1A-4, page 60

Comment 3. We note that Exhibit 1A-4 is a form of stock purchase agreement and not the subscription agreement. If there is a separate subscription agreement, then please file it as an exhibit. If there is not a separate subscription agreement, then please update your disclosures and exhibit index.

Response 3.   Exhibit 1A-4 has been renamed “Subscription Agreement” to be consistent with the language in Part II.

Sincerely,

Solar Integrated Roofing Corp.

/s/  David Massey

      David Massey

      Chief Executive Officer